Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

February 25, 2020

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Lloyds Banking Group plc has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on February 25, 2020.

Respectfully submitted,

LLOYDS BANKING GROUP PLC

By: /s/ W Chalmers

Name: William Chalmers

Title: Chief Financial Officer